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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D. C.  20549





                                 SCHEDULE 13 G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 13)*

                                 ARGONAUT GROUP

                                (NAME OF ISSUER)

                         Common Stock, $0.10 par value

                         (TITLE OF CLASS OF SECURITIES)


                                   04015710-9

                                 (CUSIP NUMBER)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  Page 1 of 7.

SEC 1745 (10-88)

-----------------------                                  ---------------------
  CUSIP NO. 04015710-9                  13G                PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           FAYEZ SAROFIM & CO.
           74-1312679
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
           Texas

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          863,311
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          948,420
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      948,420

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      4.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IA

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 04015710-9                  13G                PAGE 3 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           FAYEZ SAROFIM
           ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
           U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            648,776

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          866,744
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             648,776

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          951,853
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,600,629

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      7.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                       SECURITIES AND EXCHANGE COMMISSION
                               Washington, D. C.

                      Amendment No. 13 to Schedule 13(G)
                   Under the Securities Exchange Act of 1934



Item 1(a)  Name of Issuer:

           Argonaut Group, Inc.

Item 1(b)  Address of Issuer's Principal Executive Office:

           250 Middlefield Road
           Menlo Park, California 94025-3500

Item 2(a)  Name of Person Filing:

           Fayez Sarofim & Co. and Fayez Sarofim

Item 2(b)  Address of Principal Business Office, or if none, Residence:

           2907 Two Houston Center
           Houston, Texas  77010

Item 2(c)  Citizenship:

           U. S. A. (Fayez Sarofim & Co. is a corporation incorporated in
           Texas)

Item 2(d)  Title of Class of Securities:

           Common Stock, $0.10 par value

Item 2(e)  CUSIP Number:

           04015710-9

Item 3     Filing required pursuant to the Rules 13d-1(b), or 13d-2(b),:

           Fayez Sarofim & Co. is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940. Fayez Sarofim is Chairman of the Board and President, a director and owner of a majority of the outstanding capital stock of Fayez Sarofim & Co. and may be considered a parent holding company of Fayez Sarofim & Co. within the meaning of Rule 13d-1(b)(1)(ii)(G).

Item 4     Ownership as of December 31, 1999:

     (a)   Amount Beneficially Owned:

           (i) 418,387 shares are held in investment advisory accounts managed by Fayez Sarofim & Co. for numerous clients. Pursuant to its investment advisory contract with its clients, Fayez Sarofim & Co. has full investment discretion with respect to such investment advisory accounts. However, Fayez Sarofim & Co. is not the record owner of any of such shares as such shares are held of record by the respective clients or by trustees or custodians for such clients. The clients are entitled to the economic benefits (dividend payments and sales proceeds) of ownership of such shares. Each client also has the right to terminate its investment advisory relationship with Fayez Sarofim & Co. at any time. Because Fayez Sarofim & Co. has power to dispose, or to direct the disposition of, such shares, it may be deemed to be the beneficial owner of these shares for the purposes of the Rule 13d-3 under the Securities Exchange Act of 1934. Because Fayez Sarofim is Chairman of the Board and President, a director and owner of a majority of the outstanding capital stock of Fayez Sarofim & Co., he may also be deemed to be an indirect beneficial owner of these shares for the purposes of Rule 13d-3.

          (ii) 120,527 shares are held in investment advisory accounts managed by Sarofim Trust Co., a wholly owned subsidiary of Fayez Sarofim & Co., which is also an Investment Adviser registered under
               Section 203 of the Investment Advisers Act of 1940. Pursuant to its investment advisory contracts with its clients, Sarofim Trust Co. has full investment discretion with respect to such investment advisory accounts. However, Sarofim Trust Co. is not the record owner of any of such shares as such shares are held of record by the respective clients or by trustees or custodians for such clients. The clients are entitled to the economic benefits of ownership of such shares. Each client also has the right to terminate its investment advisory relationship with Sarofim Trust Co. at any time. Because Sarofim Trust Co. has power to dispose, or to direct the disposition of, such shares, it may be deemed to be the beneficial owner of these shares for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 and Fayez Sarofim & Co. and Mr. Sarofim as controlling persons of Sarofim Trust Co., may be deemed to be indirect beneficial owners of these shares for such purposes.

         (iii) 409,506 shares are owned directly by Sarofim International Management Company, a wholly owned subsidiary of Fayez Sarofim & Co. for its own account. Because Fayez Sarofim is a controlling person of Fayez Sarofim & Co., he may be deemed to be an indirect beneficial owner of these shares for the purposes of Rule 13d-3.

          (iv) 648,776 shares are owned of record and beneficially by Fayez Sarofim. Fayez Sarofim & Co. has no beneficial ownership of these shares.

           (v) 3,433 shares are held in trusts with respect to which Mr. Sarofim is a trustee. Fayez Sarofim & Co. has no beneficial ownership of these shares. Also, Mr. Sarofim has no beneficial interest in any of these trusts. Mr. Sarofim shares with the other trustees of such trusts the power to vote and to dispose of these shares.

     (b)  Percent of Class:

           (i) 1.8% -- as to shares held in accounts managed by Fayez Sarofim & Co. with power to dispose, or to direct the disposition of such shares.

          (ii) 0.6% -- as to shares held in accounts managed by Sarofim Trust Co. with power to dispose, or to direct the disposition of, such shares.

         (iii) 1.8% -- as to shares owned directly by Sarofim International Management Company for its own account.

          (iv) 2.8% -- as to shares owned of record and beneficially by Fayez Sarofim.

           (v) 0.0% -- as to shares held in trusts of which Mr. Sarofim is a trustee.

     (c) Number of shares as to which Fayez Sarofim & Co. has:

           (i) sole power to vote or direct the vote:  0 shares.

          (ii) shared power to vote or to direct the vote: 863,311 shares. The voting arrangements with respect to the securities held in the various investment advisory accounts managed by Fayez Sarofim & Co. or Sarofim Trust Co. vary. The contracts relating to certain of the investment advisory accounts do not grant any power to Fayez Sarofim & Co. or Sarofim Trust Co. to vote securities held in such accounts. The contracts relating to other investment advisory accounts provide that the securities held in such investment advisory accounts will be voted in accordance with the directions given by the investment adviser. All securities held in investment advisory accounts are held of record by clients or by trustees or custodians for clients of Fayez Sarofim & Co. or Sarofim Trust Co. Proxies voting the shares are signed by the client, the trustee or the custodian. Accordingly, it is difficult to determine the extent of voting power possessed by Fayez Sarofim & Co. It is believed, however, that of the 948,420 shares which Fayez Sarofim & Co. may be deemed to own beneficially for purposes of Rule 13d-3, it may be deemed to share voting power with respect to not more than 863,311 of such shares. Such voting power may be deemed to be shared with Mr. Sarofim who may be deemed to share such power by virtue of his control relationship with Fayez Sarofim & Co., Sarofim Trust Co. and Sarofim International Management Company. Such voting power may also be deemed to be shared with trustees, other fiduciaries, clients or others in many cases.

         (iii) sole power to dispose or direct the disposition of:  0 shares.

          (iv) shared power to dispose or direct the disposition of: 948,420 shares. Such power may be deemed to be shared with Mr. Sarofim, and also with Sarofim Trust Co. with respect to securities held in accounts managed by Sarofim Trust Co. and with Sarofim International Management Company with respect to securities held by Sarofim International Management Company for its own account.

     (d) Number of shares as to which Fayez Sarofim has:

          (i)  sole power to vote or direct the vote:  648,776 shares.

          (ii) shared power to vote or direct the vote: 866,744 shares. As discussed above, the voting arrangements with respect to the shares held in the various investment advisory accounts managed by Fayez Sarofim & Co. or Sarofim Trust Co. vary. Fayez Sarofim may be deemed to share the voting power possessed by Fayez Sarofim & Co. or Sarofim Trust Co. with respect to the securities held in such accounts by virtue of his control relationship to such investment advisers as well as with Sarofim International Management Company with regard to securities held for its own account. Accordingly, it is believed that of the 951,853 shares which Mr. Sarofim may be deemed to own beneficially for purposes of Rule 13d-3 (excluding the 648,776 shares which he holds for his own account and has the sole power to vote but including the 3,433 shares held by trusts of which he is a trustee), he may be deemed to share voting power with respect to not more than 866,744 of such shares. Such voting power may be deemed to be shared with Fayez Sarofim & Co. with respect to securities held in investment advisory accounts managed by Fayez Sarofim & Co. and with Fayez Sarofim & Co. and Sarofim Trust Co. with respect to securities held in investment advisory accounts managed by Sarofim Trust Co. and with Fayez Sarofim & Co. and Sarofim International Management Company with respect to securities held by Sarofim International Management Company for its own account. In many cases where securities are held in accounts managed by Fayez Sarofim & Co. or Sarofim Trust Co., voting power may also be deemed to be shared with trustees, other fiduciaries, clients of Fayez Sarofim & Co. or Sarofim Trust Co., or others.

         (iii) sole power to dispose or direct the disposition of:  648,776 shares.

          (iv) shared power to dispose or direct the disposition of: 951,853 shares. Such power may be deemed to be shared with Fayez Sarofim & Co. with respect to securities held in accounts managed by Fayez Sarofim & Co., with Fayez Sarofim & Co. and Sarofim Trust Co. with respect to the securities held in accounts managed by Sarofim Trust Co. and with Fayez Sarofim & Co. and Sarofim International Management Company with respect to securities held by Sarofim International Management Company and with other trustees of trusts of which Mr. Sarofim is a trustee with respect to the securities held in such trusts.

Item 5    Ownership of Five Percent or Less of a Class.

          Not Applicable.

Item 6    Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          As indicated in Item 3, Fayez Sarofim is Chairman of the Board and President, a director and owner of a majority of the outstanding capital stock of Fayez Sarofim & Co. and may be considered a parent holding company of Fayez Sarofim & Co. Fayez Sarofim & Co. is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 8    Identification and Classification of Members of the Group.

          Not Applicable.

Item 9    Notice of Dissolution of Group.

          Not Applicable.

Item 10   Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 15, 2000

FAYEZ SAROFIM & CO.


By  /s/ Fayez Sarofim
  _____________________________________
Signature   Fayez Sarofim
          Chairman of the Board and
            President


Date: February 15, 2000


/s/ Fayez Sarofim
_______________________________________
Signature   Fayez Sarofim

                                   AGREEMENT

          The undersigned hereby agree in writing pursuant to the provisions of Rule 13d-1(f) (1) (iii) under the Securities Exchange Act of 1934 that the
Schedule 13(G) to which this Agreement is attached is filed on behalf of each of the undersigned.



                                    FAYEZ SAROFIM & CO.



                                    By /s/ Fayez Sarofim
                                      _________________________________
                                         Fayez Sarofim
                                         Chairman of the Board and
                                          President



                                    By /s/ Fayez Sarofim
                                      _________________________________
                                         Fayez Sarofim



Dated: February 15, 2000